Exhibit 99.1

ASX Announcement July 14, 2023

AHI receives Nasdaq Compliance Clearance

on all applicable Listing Standards

Advanced Health Intelligence Ltd (ASX:AHI) (Nasdaq:AHI) (the “Company”) is pleased to inform shareholders that the Company has received notification from Nasdaq stating that the Company has now met its Nasdaq compliance obligations with all applicable listing standards.

AHI has been informed by Nasdaq Listing Qualifications Staff that the bid price deficiency of Advanced Health Intelligence Ltd (the “Company”) has been cured, and that the Company is now in compliance with all applicable listing standards. Therefore, the scheduled hearing before the Nasdaq Hearings Panel on August 17, 2023, has been cancelled. The Company’s stock will continue to be listed and traded on the Nasdaq Stock Market.

As previously disclosed on June 24, 2022, the Company received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Rule”) because the bid price for the Company’s American Depositary Shares (ADSs) had closed below $1.00 per share for the previous 33 consecutive business days. As a result, and in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days from the date of such notice, or until December 21, 2022, to regain compliance with the minimum bid price requirement. On December 22, 2022, the Company received notification from Nasdaq indicating that the Company had been granted a further 180 days, or until June 19, 2023, to regain compliance, following the Company’s application for extension.

On June 20, 2023, the Company received a determination letter from Nasdaq stating that the Company has not regained compliance with the Rule and thus its securities will be delisted from Nasdaq, in which case trading of its securities was to be suspended at the opening of business on June 29, 2023. However, the Company sought to remedy the position and appealed Nasdaq’s determination to a hearings panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, which stayed the delisting of the Company’s securities from Nasdaq pending the appeal to the Panel. The hearing was scheduled for August 17, 2023, but has now been cancelled by Nasdaq following the determination of the Nasdaq Listing Staff that the Company is now in compliance with all applicable listing standards.

The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech